UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                              JPS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    46624E405
                                    ---------
                                 (CUSIP Number)


                                 MARCH 18, 2004
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 46624E405                                                            2
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--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         JWA Investments L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               899,629
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          899,629
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         899,629
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         9.5%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         PN
--------------------------------------------------------------------------------

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CUSIP NO. 46624E405                                                            3
================================================================================


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         JWA Investments Corp.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               899,629
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          899,629
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         899,629
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         9.5%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         CO
--------------------------------------------------------------------------------

CUSIP NO. 46624E405                                                            4
================================================================================


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         John W. Adams
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               899,629
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          899,629
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         899,629
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         9.5%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

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CUSIP NO. 46624E405                                                            5
================================================================================


                                  SCHEDULE 13G

                  This Schedule 13G is filed by the undersigned with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of JPS Industries, Inc. (the "Company").


Item 1.  (a)      NAME OF ISSUER

                  JPS Industries, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  555 North Pleasantburg Drive, Suite 202
                  Greenville, South Carolina 29607

Item 2.  (a)      NAMES OF PERSONS FILING

                  JWA Investments L.P. ("JWA")
                  JWA Investments Corp. ("JWA General Partner")
                  John W. Adams ("Adams" and, together with JWA and JWA General Partner, the "Reporting Persons")

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  885 Third Avenue
                  34th Floor
                  New York, NY 10022

         (c)      CITIZENSHIP

                  JWA -- Delaware
                  JWA General Partner -- Delaware
                  Adams -- United States

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Shares")

         (e)      CUSIP NUMBER

                  46624E405

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether filing person is a:

                  (a) [_] Broker or dealer registered under Section 15 of the Act

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CUSIP NO. 46624E405                                                            6
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                  (b) [_]  Bank as defined in Section 3(a)(6) of the Act

                  (c) [_] Insurance company as defined in Section 3(a)(19) of the Act

                  (d) [_] Investment company registered under Section 8 of the Investment Company Act

                  (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

                  (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

                  (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

                  (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

                  (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

                  (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)


Item 4. JWA beneficially owns an aggregate of 899,629 shares of Common Stock which represents approximately 9.5% of the issued and outstanding shares of Common Stock. JWA has the sole power to vote or direct the vote of 899,629 shares of Common Stock and the sole power to dispose or to direct the disposition of 899,629 shares of Common Stock.

         JWA General Partner is the general partner of JWA. As the general partner of JWA, JWA General Partner beneficially owns an aggregate of 899,629 shares of Common Stock, which represents approximately 9.5% of the issued and outstanding shares of Common Stock. As the general partner of JWA, JWA General Partner has the sole power to vote or to direct the vote of 899,629 shares of Common Stock and the sole power to dispose or to direct the disposition of 899,629 shares of Common Stock.

         Adams is the sole shareholder of JWA General Partner and may be

CUSIP NO. 46624E405                                                            7
================================================================================


         deemed to beneficially own an aggregate of 899,629 shares of Common Stock which represents approximately 9.5% of the issued and outstanding shares of Common Stock. Adams may be deemed to have the sole power to vote or direct the vote of 899,629 shares of Common Stock and the sole power to dispose or to direct the disposition of 899,629 shares of Common Stock.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 4.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 46624E405                                                            8
================================================================================


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of March 18, 2004


                                    JWA INVESTMENTS L.P.


                                    By: JWA Investments Corp.
                                        its general partner


                                        By:  /s/ John W. Adams
                                             ----------------------------------
                                             Name:   John W. Adams
                                             Title:  President



                                    JWA INVESTMENTS CORP.


                                    By: /s/ John W. Adams
                                        ---------------------------------------
                                        Name:   John W. Adams
                                        Title:  President



                                    /s/ John W. Adams
                                    -------------------------------------------
                                    John W. Adams